ENM Holdings Limited

BEST AVAILABLE COPY

29 September 2006

SEC FILE NO. 82-5101

VIA FEDERAL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED OCT 02 2006 WASH, D.C. 210

SUPPL

Re: ENM Holdings Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the unusual price and volume movements, dated 6 June 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 7 June 2006;

2. The Company's interim results announcement for the six months ended 30 June 2006, dated 20 September 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 21 September 2006; and

3. The Company's 2006 Interim Report.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ENM HOLDINGS LIMITED

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

Yvonne Cheng
Company Secretary

Enclosures.

香港 九龍 尖沙嘴東部 麼地道77號 華懋廣場1502室
Suite 1502 Chinachem Golden Plaza 77 Mody Road Tsimshatsui East Kowloon Hong Kong

Tel 852 2594 0600 Fax 852 2827 1491 URL www.enmholdings.com

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

Announcement

The Directors wish to state that the Wang Announcement does not have any impact on the Company. The Company would follow its existing lines of business.

The Directors note the unusual movements in the price and the trading volume of the shares of the Company for the period from 30 May 2006 to 6 June 2006 and wish to state that the Directors are not aware of any reasons for such unusual movements.

The Board of Directors (the "Directors") of ENM Holdings Limited (the "Company") note that on 5 June 2006, Ms Nina Kung (Nina T.H. Wang) ("Mrs. Wang"), a substantial shareholder of the Company with an indirect holding of 34.6% of the issued share capital of the Company, made an announcement in the South China Morning Post and the Hong Kong Economic Times that certain articles in the press from time to time reporting that Mrs. Wang is considering of injecting assets into the Company are untrue and she has no intention whatsoever of injecting assets into the Company (the "Wang Announcement").

The Directors wish to state that the Wang Announcement does not have any impact on the Company. The Company would follow its existing lines of business, including (1) resort and recreational club operations, (2) wholesale and retail of fashion wear and accessories, and (3) securities trading and investment holding.

The Directors note the unusual movements in the price and the trading volume of the shares of the Company for the period from 30 May 2006 to 6 June 2006 and wish to state that the Directors are not aware of any reasons for such unusual movements.

The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, neither are the Directors aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By Order of the Board
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 6 June 2006

HONG KONG ECONOMIC TIMES, 7 JUNE 2006

ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)

股份代號：128

通告

董事會聲明王太之通告並沒有對本公司造成任何影響。本公司將會繼續本公司之現有業務。

董事會知悉本公司由2006年5月30日至2006年6月6日期間的股份價格及成交量不尋常波動，茲聲明董事會並不知悉導致股份價格及成交量不尋常波動的任何原因。

安寧控股有限公司(「本公司」)之董事會(「董事會」)知悉，龔如心女士(王德輝夫人)(「王太」)(本公司主要股東持有本公司已發行股本34.6%之間接權益)於二零零六年六月五日於南華早報及經濟日報刊登通告，聲明若干近期報章有關王太正考慮向本公司注入資產之報導並不正確及聲明彼並無將資產注資於本公司之意向(「王太之通告」)。

董事會聲明王太之通告並沒有對本公司造成任何影響。本公司將會繼續本公司之現有業務，包括(1)經營渡假中心及俱樂部，(2)批發及零售時裝及飾物，及(3)證券買賣及投資控股。

董事會知悉本公司由2006年5月30日至2006年6月6日期間的股份價格及成交量不尋常波動，茲聲明董事會並不知悉導致股份價格及成交量不尋常波動的任何原因。

董事會亦確認，目前並無任何有關收購或變賣的商談或協議為根據《上市規則》第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予公開者。

於本公佈日期，本公司之執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；本公司之非執行董事為劉偉檳先生；而本公司之獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零六年六月六日

ENM Holdings Limited

(incorporated in Hong Kong with limited liability)
(stock code: 128)

Interim Results Announcement for the six months ended 30 June 2006

The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") herein present the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2006, together with the unaudited comparative amounts for the corresponding period in 2005.

The interim financial report has not been audited, but has been reviewed by the Company's audit committee and the Company's auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2006 - unaudited
(Expressed in Hong Kong dollars)

	Notes	Six months ended 30 June 2006 (Unaudited) $'000	2005 (Unaudited) $'000
Revenue	2	102,488	113,328
Cost of sales		(42,139)	(51,707)
Gross profit		60,349	61,621
Other income and gains	3	1,635	3,452
Selling and distribution costs		(33,326)	(34,578)
Administrative expenses		(33,982)	(35,392)
Other operating income, net		3,691	15,894
Fair value change/write-back of deficits on revaluation of properties		2,218	–
Finance costs	4	(459)	(250)
Share of profits and losses of associates		(2,351)	(1,432)
Profit/(loss) before tax	5	(2,225)	9,315
Tax	6	–	–
Profit/(loss) for the period		(2,225)	9,315
Profit/(loss) attributable to:			
Equity holders of the Company		552	8,941
Minority interests		(2,777)	374
		(2,225)	9,315
Earnings per share attributable to ordinary equity holders of the Company	7		
- Basic		0.03 cents	0.54 cents
- Diluted		N/A	N/A
Dividend per share		Nil	Nil

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2006 - unaudited
(Expressed in Hong Kong dollars)

	Notes	30 June 2006 (Unaudited) $'000	31 December 2005 (Audited) $'000
Non-current assets			
Property, plant and equipment		77,018	80,326
Investment properties		112,700	109,700
Prepaid land premiums		3,101	3,140
Goodwill		6,610	6,610
Interests in associates		20,461	17,348
Interests in jointly-controlled entities		–	–
Available-for-sale equity investments		35,503	35,503
Total non-current assets		255,393	252,627
Current assets			
Inventories		35,831	34,920
Trade receivables	8	5,428	7,105
Prepayments, deposits and other receivables		38,501	37,407
Prepaid land premiums		77	77
Equity investments at fair value through profit or loss		156,553	148,736
Pledged deposits		342	342
Time deposits		488,473	515,379
Cash and bank balances		32,251	29,246
Total current assets		757,456	773,212
Current liabilities			
Trade and other payables	9	48,911	55,270
Interest-bearing bank and other borrowings		91	3,978
Current portion of debentures		2,816	1,684
Other loans		5,230	5,230
Tax payable		5,497	5,497
Total current liabilities		62,545	71,659
Net current assets		694,911	701,553
Total assets less current liabilities		950,304	954,180
Non-current liabilities			
Debentures		5,435	6,673
Interest-bearing bank and other borrowings		251	297
Deferred revenue		26,356	27,868
Total non-current liabilities		32,042	34,838
Net assets		918,262	919,342
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital		16,507	16,507
Reserves		873,125	871,428
		889,632	887,935
Minority interests		28,630	31,407
Total equity		918,262	919,342

Notes:

1 **Basis of preparation and impact of new and revised Hong Kong Financial Reporting Standards**

The condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and basis of preparation adopted in the preparation of the interim financial statements are the same as those used in the annual financial statements of the Group for the year ended 31 December 2005, except in relation to the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) that affect the Group and are adopted for the first time for the current period's financial statements:

HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

There was no material impact on the basis of preparation of the unaudited condensed consolidated interim financial statements arising from the adoption of the above-mentioned new and revised accounting standards.

2 **Revenue and segmental information**

An analysis of the Group's revenue and results by business segments and an analysis of the Group's revenue by geographical segments are as follows:

(a) *Business segments*

	Group revenue Six months ended 30 June 2006 (Unaudited) $'000	2005 (Unaudited) $'000	Contribution to profit/(loss) Six months ended 30 June 2006 (Unaudited) $'000	2005 (Unaudited) $'000
Wholesale and retail of fashion wear and accessories	76,577	92,620	(6,973)	1,164
Telecommunications services	1,595	2,976	(998)	5,493
Resort and recreational club operations	9,939	8,848	(56)	(1,129)
Investments and treasury	14,377	8,884	7,845	6,559
	102,488	113,328	(182)	12,087
Unallocated gains and expenses, net			(1,451)	(1,090)
Fair value change/write-back of deficits on revaluation of				
- Investment properties			1,981	–
- Resort and recreational club properties			237	–
Finance costs			(459)	(250)
Share of profits and losses of associates			(2,351)	(1,432)
Tax			–	–
			(2,225)	9,315

(b) *Geographical segments*

	Group revenue Six months ended 30 June 2006 (Unaudited) $'000	2005 (Unaudited) $'000
Hong Kong	100,845	110,312
Mainland China	1,639	2,152
Other Asia Pacific regions	4	807
European Union	–	54
Others	–	3
	102,488	113,328

3 **Other income and gains**

An analysis of other income and gains is as follows:

	Six months ended 30 June 2006 (*Unaudited*) $'000	2005 (*Unaudited*) $'000
Sub-leasing rental income	28	502
Management fees	1,279	1,599
Others	328	1,351
	1,635	3,452

4 **Finance costs**

	Six months ended 30 June 2006 (*Unaudited*) $'000	2005 (*Unaudited*) $'000
Interest on bank loans and overdrafts wholly repayable within five years	273	250
Interest on a finance lease	7	–
Accretion of interest on debentures	179	–
	459	250

Profit/(Loss) before tax

The Group's profit/(loss) before tax was determined after charging/(crediting):

	Six months ended 30 June 2006 (*Unaudited*) $'000	2005 (*Unaudited*) $'000
Cost of inventories sold	42,053	50,197
Amortisation of prepaid land premiums	39	39
Depreciation	4,046	3,718
Dividend income	(1,653)	(1,264)
Interest income	(11,764)	(7,619)
Exchange gains, net	(2,555)	(3,099)
Gain on disposal of items of property, plant and equipment	(26)	(31)
Fair value change/write-back of deficits on revaluation of properties	(2,218)	–
Net fair value gains on equity investments at fair value through profit or loss	(1,276)	(4,752)

6 **Tax**

No provision for Hong Kong profits tax and overseas income tax has been made in the condensed consolidated income statement for the six months ended 30 June 2006 as the Company and its subsidiaries either did not generate any assessable profits for the period or had available tax losses brought forward from prior years to offset the assessable profits generated during the period (Six months ended 30 June 2005: Nil).

No provision for deferred tax liabilities has been made as at 30 June 2006 as the Company and its subsidiaries had tax losses brought forward which were sufficient to offset the taxable temporary differences at that date. Deferred tax assets have not been recognised in respect of these tax losses as they arose in subsidiaries that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

7 **Earnings per share**

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the period of $552,000 (Six months ended 30 June 2005: $8,941,000) and the weighted average of 1,650,658,676 (Six months ended 30 June 2005: 1,650,658,676) ordinary shares in issue during the period.

(b) *Diluted earnings per share*

Diluted earnings per share for both periods have not been disclosed as no diluting events existed during these periods.

8 **Trade Receivables**

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strengths of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of the trade receivables as at 30 June 2006, based on the invoice date and net of provisions, is as follows:

	30 June 2006 (*Unaudited*) $'000	31 December 2005 (*Audited*) $'000
Within 1 month	2,871	4,347
2 to 3 months	216	232
Over 3 months	2,341	2,526
	5,428	7,105

9 **Trades and other payables**

All trade and other payables of the Group are unsecured, interest-free and repayable within one month or on demand.

DIVIDENDS

The directors do not recommend the payment of an interim dividend for the reporting period (2005: HK$Nil).

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

For the period under review, the Group reported a turnover of HK$102,488,000 (2005: HK$113,328,000) which represents a decrease of 9.6% as compared to the corresponding period in 2005. Consolidated profit attributable to equity holders of the Company amounted to HK$552,000 (2005: HK$8,941,000). Consolidated loss for the period, including minority interest, amounted to HK$2,225,000 (2005: Profit HK$9,315,000). The minority interest comes from our non-wholly owned retail subsidiary which suffered operating loss due to relocation of retail shops and narrowing margins.

LIQUIDITY AND FINANCIAL POSITION

The Group was in solid financial position with cash and deposit holdings of HK$520,724,000 (31 December 2005: HK$544,625,000). At 30 June 2006, total borrowings amount to HK$13,823,000 (31 December 2005: HK$17,862,000) with HK$8,137,000 (31 December 2005: HK$10,892,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 1.6% at the interim period end date (31 December 2005: 2%). The current ratio at 30 June 2006 was 12.1 times (31 December 2005: 10.8 times).

At 30 June 2006, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

BUSINESS REVIEW

Resort and Recreational Club Operations

VivaSha Club Resort ("VivaSha")

VivaSha, comprised of a 4-star Hotel Building with 320 rooms, a Clubhouse Building and an International Convention Centre, had its soft opening at the end of March 2006. Club management had organized different kinds of events, including international conferences, wedding receptions, conventions, product seminars, etc., to test and smooth out the daily operation of the club. Management was satisfied with the operating performance of the club during the past few months.

Based on the high occupancy and average room rate in hotels in Shanghai in the first half of 2006 and the coming peak season for conventions and exhibitions, Management believes the performance of VivaSha this year should be satisfactory.

Hong Kong Hilltop Country Club ("Hilltop")

Hilltop achieved a turnover 15% over the same period last year. It is primarily due to increased revenue from lodging. Food and beverage remained satisfactory.

Given the improvement of tourism and conference activities, Management expects continuous improvement for the remainder of the year.

Telecommunications & Technologies

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in PRC through its Joint Venture, Chinapay e-Payment Service Ltd ("the JV") in Shanghai, with China UnionPay.

The proposed merger between Chinapay e-Payment Service Ltd and Easylink, a counterpart of the JV in Guangdong controlled by China UnionPay at present for higher operating efficiency and market share, is in progress. Management believes that the merger between the two companies is highly synergistic and should result in significant improvement in the performance of the JV. The merger is targeted to be completed in 2006.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in the development of software and solution projects in China. Its core businesses are e-government projects and office automation.

During the first six months of 2006, Smartdot recorded a steady growth on its turnover by 14% increase to RMB23,290,000. The business of distributing WBCR, an IBM software product for business flow and control management, is at its initial stage and is targeted to have contribution to Smartdot's income soon. In addition, due to standard industry practice, most of the new contracts and projects will be signed and started during the second half of the year; therefore, Management believes that the growth on its full year revenue will be satisfactory.

Wireless Network Card Business

Shanghai ENM Telecom & Technology Limited has developed solid business collaborations with China Mobile and China Unicom to market mobile internet access services in Shanghai. The wireless internet access market is growing steadily in China because more customers are recognizing the benefits this service brings. Management continues to look for opportunities to promote other telecommunication products with telecom operators under the similar cooperation model with China Unicom.

Retail Fashion

The Swank Shop Limited ("Swank")

The first half of 2006 saw the closure of a number of shops, including shops in New World Centre, Ocean Centre and Mitsukoshi Department Store, due to natural expiration of leases, resulting in a decrease of revenue.

Our new shops in IFC however showed an improved result compared with the same period last year. The opening of Swank Men's boutique and Givenchy boutique in Ocean Centre in this summer, together with the relocation of Swank Men's in Pacific Place in September to a larger space accommodating a ladies section as well, substantially improve our retail / distribution system.

Bio-Medical

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan.

In 2006, Urotrol continuously penetrated the urinary incontinence market with good recommendation from both doctors and patients. More and more doctors are prescribing Urotol, due to less incidence of the dry mouth side effect. On the other hand, sales for Glusafe are maturing due to intense market competition. Diabetrol SR, Genovate's other once-a-day antidiabetic drug has received positive market acceptance. As several medical centres have started to prescribe Diabetrol SR, sales are expected to grow significantly in 2006.

With regard to new drug discovery, Genovate has initiated two programs in collaboration with the government research institute ITRI. One is antigout NCE and the other is an antivomiting patch. Genovate's product pipeline will be further strengthened after these two products reach clinical development.

In May 2006, Genovate and Ocean Bright Co., Ltd. ("Ocean Bright") (Stock no 3266) jointly announced a merger plan under which 1.7 shares of Genovate will exchange for 1 newly issued share of Ocean Bright. After the merger, the existing shareholders of Genovate will hold approximately 66% of the merged company. The merger plan was approved by both companies' shareholders in June 2006. The merger, however, is subject to approval of the Taiwan GreTai Securities Market.

Ocean Bright is a major pharmaceutical products distributor in Taiwan and a long working partner of Genovate. The Board of Genovate believes that the merger will provide synergy by combining the distribution strength of Ocean Bright and the research & development capability of Genovate such that the merged company will become more competitive in the Taiwan pharmaceutical market.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the six months ended 30 June 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

None of the directors of the Company are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2006 in compliance with the Code Provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules except for the deviations in respect of the service term and rotation of directors under Code Provisions A.4.1 and A.4.2 of the CG Code.

Under Code Provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term and subject to re-election. None of the existing non-executive and independent non-executive directors of the Company is appointed for a specific term. However, all of the non-executive and independent non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

Under Code Provision A.4.2 of the CG Code, all directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment, and every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. In order to comply with the Code Provision A.4.2 of the CG Code, relevant amendments to the Articles of Association of the Company were proposed and approved by the shareholders at the Annual General Meeting of the Company held on 2 June 2006. Code Provision A.4.2 of the CG Code has been fully complied with thereafter.

BOARD OF DIRECTORS

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the non-executive director of the Company is Mr. Raymond Wai Pun LAU; and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive

Hong Kong, 20 September 2006

ENM Holdings Limited
安寧控股有限公司

（於香港註冊成立之有限公司）
（股份代號：128）

截至二零零六年六月三十日止六個月中期業績公佈

安寧控股有限公司（「本公司」）董事會（「董事會」）謹此呈報本公司及其附屬公司（統稱「本集團」）截至二零零六年六月三十日止六個月之未經審核簡明綜合中期業績，連同二零零五年同期之未經審核比較數字。

中期財務報告並未經審核，惟已經本公司審核委員會及本公司核數師審閱。

簡明綜合收益表

截至二零零六年六月三十日止六個月－未經審核
(以港元呈列)

	附註	截至六月三十日止六個月 二零零六年 (未經審核) 千元	二零零五年 (未經審核) 千元
收入	2	102,488	113,328
銷售成本		(42,139)	(51,707)
毛利		60,349	61,621
其他收入及收益	3	1,635	3,452
銷售及分銷費用		(33,326)	(34,578)
行政費用		(33,982)	(35,392)
其他經營收入淨額		3,691	15,894
物業公允值變動／撥回重估虧絀		2,218	–
融資成本	4	(459)	(250)
應佔聯營公司溢利及虧損		(2,351)	(1,432)
除稅前溢利／(虧損)	5	(2,225)	9,315
稅項	6	–	–
期內溢利／(虧損)		(2,225)	9,315
溢利／(虧損)可分配於：			
本公司權益持有人		552	8,941
少數股東權益		(2,777)	374
		(2,225)	9,315
本公司普通股權益持有人應佔每股盈利	7		
－基本		0.03仙	0.54仙
－攤薄		不適用	不適用
每股股息		零	零

簡明綜合資產負債表

二零零六年六月三十日－未經審核
(以港元呈列)

	附註	二零零六年六月三十日 (未經審核)	二零零五年十二月三十一日 (經審核)

2 收入及分類資料

本集團按業務分類之收入及業績分析，以及本集團按地區分類之收入分析如下：

(a) 業務分類

	集團收入 截至六月三十日止六個月 二零零六年 (未經審核) 千元	二零零五年 (未經審核) 千元	溢利／(虧損)之貢獻 截至六月三十日止六個月 二零零六年 (未經審核) 千元	二零零五年 (未經審核) 千元
批發及零售時裝及飾物	76,577	92,620	(6,973)	1,164
電訊服務	1,595	2,976	(998)	5,493
經營渡假中心及俱樂部	9,939	8,848	(56)	(1,129)
投資及財務管理	14,377	8,384	7,845	6,559
	102,488	113,328	(182)	12,087
未分配收入及支出淨額			(1,451)	(1,090)
物業公允值變動／撥回重估虧絀				
－投資物業			1,981	–
－渡假中心及俱樂部物業			237	–
融資成本			(459)	(250)
應佔聯營公司溢利及虧損			(2,351)	(1,432)
稅項			–	–
			(2,225)	9,315

(b) 地區分類

	集團收入 截至六月三十日止六個月 二零零六年 (未經審核) 千元	二零零五年 (未經審核) 千元
香港	100,845	110,312
中國大陸	1,639	2,152
其他亞太地區	4	807
歐盟	–	54
其他	–	3
	102,488	113,328

3 其他收入及收益

其他收入及收益之分析如下：

	截至六月三十日止六個月 二零零六年 (未經審核) 千元	二零零五年 (未經審核) 千元
分租租金收入	28	502
管理費	1,279	1,599
其他	328	1,351
	1,635	3,452

4 融資成本

	截至六月三十日止六個月 二零零六年 (未經審核) 千元	二零零五年 (未經審核) 千元
須於五年內悉數償還之銀行貸款及透支之利息	273	250

流動資金及財務狀況

本集團之財務狀況穩健，持有520,724,000港元現金及存款（二零零五年十二月三十一日：544,625,000港元）。於二零零六年六月三十日，借貸總額為13,823,000港元（二零零五年十二月三十一日：17,862,000港元），其中8,137,000港元（二零零五年十二月三十一日：10,392,000港元）須於一年內到期償還。於中期報告結算日，本集團之資本負債比率（即借貸總額與本公司權益持有人應佔權益之比較）為1.6%（二零零五年十二月三十一日：2%）。於二零零六年六月三十日之流動比率為12.1倍（二零零五年十二月三十一日：10.8倍）。

於二零零六年六月三十日，本集團之借貸及銀行結餘主要以港元及美元為單位，而匯兌差額已於中期財務報告內反映。本集團之所有借款均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外匯及市場狀況，以判斷是否需要作出任何對沖。

業務回顧

渡假中心及俱樂部業務

上海洋洋顯達渡假酒店（「洋洋顯達」）

洋洋顯達由一幢設有320個房間之四星級酒店大樓、一幢俱樂部及一座國際會議中心組成，於二零零六年三月底試業。俱樂部管理層舉行了各種活動，如國際性研討會、婚宴、會議及產品研討會等，以測試俱樂部日常營運，務求運作順暢。管理層很滿意俱樂部過去數月的營運表現。

根據二零零六年上半年上海酒店之高入住率和平均房價，再加上會議和展覽高峰期即將來臨，管理層預期洋洋顯達本年度會有良好業績。

香港顯達鄉村俱樂部（「顯達」）

顯達的營業額比去年同期增加15%，主要是由於房租收益增加所致，而飲食業務則表現理想。

鑒於旅遊業狀況及會議活動得到改善，管理層預期此等改善情況於本年往後期間將會持續。

電訊及科技

SinoPay.com Holdings Limited（「SinoPay」）

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司China e-Payment Service Ltd（「合營公司」），在中國提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。

China e-Payment Service Ltd與廣州好易聯支付網絡公司（目前由中國銀聯控制，與合營公司屬同業之廣東公司）之合併計劃仍在進行中，以提高營運效率及市場佔有率。管理層相信，兩家公司進行合併可帶來重大協同效益，合營公司之業績表現應可獲得大幅改善。合併計劃擬於二零零六年內完成。

北京慧點科技開發有限公司（「慧點」）

慧點於中國從事軟件開發及解決方案項目，其核心業務為政府電子化項目及辦公室自動化系統。

於二零零六年首六個月，慧點錄得之營業額穩步上揚，增加14%至人民幣23,290,000元。分銷萬國商業機器(IBM)之商業流程及監控管理軟件產品WBCR之業務正處於起步階段，預期很快會為慧點帶來收入。此外，由於行業慣例，大多數新合約及項目會於下半年簽定及展開，因此管理層預期全年營業額之增長會令人滿意。

	附註		
非流動資產			
物業、機器及設備		77,018	80,326
投資物業		112,700	109,700
預付土地租賃款項		3,101	3,140
商譽		6,610	6,610
於聯營公司之權益		20,461	17,348
於共同控制公司之權益		–	–
可供出售之股本投資		35,503	35,503
非流動資產總值		255,393	252,627
流動資產			
存貨		35,831	34,920
應收賬款	8	5,428	7,105
預付款項、按金及其他應收款項		38,501	37,407
預付土地租賃款項		77	77
按公允值計入損益中之股本投資		156,553	148,736
已抵押存款		342	342
定期存款		488,473	515,379
現金及銀行結餘		32,251	29,246
流動資產總值		757,456	773,212
流動負債			
應付賬款及其他應付款項	9	48,911	55,270
附息銀行及其他借款		91	3,978
債券之即期部份		2,816	1,684
其他貸款		5,230	5,230
應付稅項		5,497	5,497
流動負債總額		62,545	71,659
流動資產淨值		694,911	701,553
總資產減流動負債		950,304	954,180
非流動負債			
債券		5,435	6,673
附息銀行及其他借款		251	297
遞延收入		26,356	27,868
非流動負債總額		32,042	34,838
資產淨值		918,262	919,342
權益			
本公司權益持有人應佔權益			
已發行股本		16,507	16,507
儲備		873,125	871,428
		889,632	887,935
少數股東權益		28,630	31,407
權益總額		918,262	919,342

附註：

1 **編製基準及新訂及經修訂香港財務報告準則之影響**

簡明綜合中期財務報表乃根據香港會計準則(「香港會計準則」)第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16編製而成。編製本中期財務報表時所採納之會計政策及編製基準與本集團截至二零零五年十二月三十一日止年度之財務報表內所採用者均屬相同，惟於採納以下影響本集團之新增及經修訂香港財務報告準則(「香港財務報告準則」，當中包括香港會計準則及詮釋)，並於本期財務報表內首次採納之若干會計政策除外：

香港會計準則第39號修訂	公允值選擇權
香港會計準則第39號及香港財務報告準則第4號修訂	財務擔保合約
香港(國際財務報告詮釋委員會)詮釋第4號	釐定一項安排是否包括一項租賃

採納上述之新增及經修訂會計準則對未經審核簡明綜合中期財務報表之編製基準

債券之累增利息	179	–
	459	250

5 **除稅前溢利／(虧損)**

本集團之除稅前溢利／(虧損)經扣除／(計入)下列各項：

	截至六月三十日止六個月 二零零六年 (未經審核) 千元	二零零五年 (未經審核) 千元
銷售存貨成本	42,053	50,197
預付土地租賃款項攤銷	39	39
折舊	4,046	3,718
股息收入	(1,653)	(1,264)
利息收入	(11,764)	(7,619)
匯兌收益淨額	(2,555)	(3,099)
出售物業、機器及設備項目之收益	(26)	(31)
物業公允值變動／撥回重估虧絀	(2,218)	–
按公允值計入損益中股本投資之公允值收益淨額	(1,276)	(4,752)

6 **稅項**

由於本公司及其附屬公司於本期間並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷本期間產生之應課稅溢利，故於截至二零零六年六月三十日止六個月之簡明綜合收益表內，並無作出香港利得稅及海外所得稅撥備(截至二零零五年六月三十日止六個月：無)。

由於本公司及其附屬公司有承前稅務虧損，足以抵銷於二零零六年六月三十日之應課稅暫時性差額，故並無於該日期作出遞延稅項之撥備。由於該等稅項虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課稅溢利，故此並未就其確認遞延稅項資產。

7 **每股盈利**

(a) **每股基本盈利**

每股基本盈利乃根據期內本公司權益持有人應佔溢利552,000元(截至二零零五年六月三十日止六個月：8,941,000元)及期內已發行普通股加權平均數1,650,658,676股(截至二零零五年六月三十日止六個月：1,650,658,676股)計算。

(b) **每股攤薄盈利**

由於兩個期間並不存在具攤薄效應之事項，故並無披露該等期間之每股攤薄盈利金額。

8 **應收賬款**

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於二零零六年六月三十日之應收賬款結餘(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	二零零六年 六月三十日 (未經審核) 千元	二零零五年 十二月三十一日 (經審核) 千元
1個月之內	2,871	4,347
2 - 3個月	216	232
3個月以上	2,341	2,526
	5,428	7,105

9 **應付賬款及其他應付款項**

本集團所有應付賬款及其他應付款項乃無抵押、免息及須於一個月內到期或於接獲通知時償還。

中期股息

董事並不建議就呈報期間派發中期股息(二零零五年：無)。

行政總裁報告書

財務回顧

於回顧期間，本集團錄得營業額102,488,000港元(二零零五年：113,328,000港元)，相對於二零零五年同期減少9.6%。本公司權益持有人應佔綜合溢利為552,000港元(二零零五年：8,941,000港元)。期內綜合虧損(包括少數股東權益)為2,225,000港元(二零零五年：溢利9,315,000港元)。少數股東權益為本

上海安電通信科技發展有限公司與中國移動通信及中國聯通發展了穩固的合作業務，於上海分銷無線上網服務。由於愈來愈多客戶對這項服務之優點予以肯定，中國之無線上網市場正日益擴大。管理層會繼續發掘商機，依據類似與中國聯通合作之模式，與其他電訊經營商合作推廣其他電訊產品商機。

時裝零售

詩韻有限公司(「詩韻」)

由於租約期滿，二零零六年上半年有數間店舖關閉，包括位於新界中心、海洋中心及三越百貨公司內之店舖，使收入減少。

然而詩韻於國際金融中心之新店舖業績，較去年同期錄得改善。詩韻男士專門店及Givenchy專門店於今年夏季在海洋中心開張，再加上於太古廣場之詩韻男士專門店於九月遷店後擴大舖面，並附設女裝部，將顯著改進詩韻之零售及分銷網絡。

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥廠，其業務範圍包括：開發新藥物及研製新劑型、為本地及國際藥物公司進行臨床測試、製藥，以及在台灣市場進行藥物推廣及分銷。

於二零零六年，在醫生與病人的推薦之下，Urotrol不斷滲透抗尿失禁藥物市場。愈來愈多醫生以Urotrol作處方，理由是該藥物引致口乾副作用之機會較少。另一方面，受市場競爭激烈影響，Glusafe之銷售已趨飽和。健亞另一種每日一次的抗糖尿病劑Diabetrol SR在市場得到肯定，由於多家醫療中心已開始採用Diabetrol SR作處方，預期二零零六年之銷售會呈大幅增長。

開發新藥物方面，健亞已與政府研究機構工研院ITRI合作展開兩個項目，一為抗痛風項目，另一為防嘔吐項目。待該兩種產品達到臨床實驗階段，健亞之產品陣容將更為強大。

於二零零六年五月，健亞及弘如洋生技股份有限公司(「弘如洋」)(股票編號3266)共同宣佈一項合併計劃，將以健亞1.7股股份交換弘如洋1股新發行的股份。合併後，健亞現時的股東將會持有合併公司約66%之股權。這項合併計劃已於二零零六年六月獲得兩家公司的股東批准，但仍有待台灣證券櫃檯買賣中心批准，方可作實。

弘如洋是台灣主要藥品行銷通路商及健亞的長期合作伙伴。健亞董事會相信，是次合併將透過結合弘如洋的行銷優勢及健亞的研發能力帶來協同效益，使合併公司在台灣製藥市場更具競爭力。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於截至二零零六年六月三十日止六個月內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

概無本公司之董事知悉任何資料，足以合理地顯示本公司於截至二零零六年六月三十日止六個月任何期間內，未有遵守上市規則附錄14內所載之企業管治常規守則(「企業管治守則」)之守則條文，惟偏離根據企業管治守則之守則條文第A.4.1及A.4.2條有關董事服務任期及輪值告退之規定。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。本公司之現任非執行董事及獨立非執行董事均不是以特定任期委任。然而所有非執行董事及獨立非執行董事均須按本公司之章程細則之規定輪值告退。

根據企業管治守則之守則條文第A.4.2條規定，所有獲委任以填補臨時空缺之董事須在其獲委任後之第一次股東大會上由股東投選，以及每位董事，包括以特定任期委任者，須至少每三年輪值告退一次。為了遵守企業管治守則之守則條文第A.4.2條，本公司章程細則之有關修改已於二零零六年六月二日舉行之股東週年大會上獲股東動議及通過，此後企業管治守則之守則條文第A.4.2條已獲全面遵守。

董事會

於本公佈日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煥才先生及楊永東先生；本公司非執行董事為劉伯權先生；而本公司獨立非執行董事為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

安寧控股有限公司
ENM Holdings Limited
(Stock Code: 0128)

Interim Report 2006

The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") herein present the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2006, together with the unaudited comparative amounts for the corresponding period in 2005.

This interim financial report has not been audited, but has been reviewed by the Company's audit committee and the Company's auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2006 – unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
	Notes	**2006**	2005
		(Unaudited)	*(Unaudited)*
		$'000	*$'000*
Revenue	3	**102,488**	113,328
Cost of sales		**(42,139)**	(51,707)
Gross profit		**60,349**	61,621
Other income and gains	4	**1,635**	3,452
Selling and distribution costs		**(33,326)**	(34,578)
Administrative expenses		**(33,982)**	(35,392)
Other operating income, net		**3,691**	15,894
Fair value change/write-back of deficits on revaluation of properties		**2,218**	—
Finance costs	5	**(459)**	(250)
Share of profits and losses of associates		**(2,351)**	(1,432)
Profit/(loss) before tax	6	**(2,225)**	9,315
Tax	7	**—**	—
Profit/(loss) for the period		**(2,225)**	9,315
Profit/(loss) attributable to:			
Equity holders of the Company		**552**	8,941
Minority interests		**(2,777)**	374
		(2,225)	9,315
Earnings per share attributable to ordinary equity holders of the Company	8		
– Basic		**0.03 cents**	0.54 cents
– Diluted		**N/A**	N/A
Dividend per share	9	**Nil**	Nil

The notes on pages 6 to 15 form part of this interim financial report.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2006 – unaudited
(Expressed in Hong Kong dollars)

	Notes	30 June 2006 (Unaudited) $'000	31 December 2005 (Audited) $'000
Non-current assets			
Property, plant and equipment		**77,018**	80,326
Investment properties		**112,700**	109,700
Prepaid land premiums		**3,101**	3,140
Goodwill		**6,610**	6,610
Interests in associates		**20,461**	17,348
Interests in jointly-controlled entities		**—**	—
Available-for-sale equity investments	10	**35,503**	35,503
Total non-current assets		**255,393**	252,627
Current assets			
Inventories		**35,831**	34,920
Trade receivables	11	**5,428**	7,105
Prepayments, deposits and other receivables		**38,501**	37,407
Prepaid land premiums		**77**	77
Equity investments at fair value through profit or loss		**156,553**	148,736
Pledged deposits		**342**	342
Time deposits		**488,473**	515,379
Cash and bank balances		**32,251**	29,246
Total current assets		**757,456**	773,212
Current liabilities			
Trade and other payables	12	**48,911**	55,270
Interest-bearing bank and other borrowings		**91**	3,978
Current portion of debentures	13	**2,816**	1,684
Other loans		**5,230**	5,230
Tax payable		**5,497**	5,497
Total current liabilities		**62,545**	71,659
Net current assets		**694,911**	701,553
Total assets less current liabilities – page 3		**950,304**	954,180

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

As at 30 June 2006 – unaudited
(Expressed in Hong Kong dollars)

	Notes	**30 June 2006 (Unaudited) $'000**	31 December 2005 (Audited) $'000
Total assets less current liabilities – page 2		**950,304**	954,180
Non-current liabilities			
Debentures	13	**5,435**	6,673
Interest-bearing bank and other borrowings		**251**	297
Deferred revenue		**26,356**	27,868
Total non-current liabilities		**32,042**	34,838
Net assets		**918,262**	919,342
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	15	**16,507**	16,507
Reserves	16	**873,125**	871,428
		889,632	887,935
Minority interests	16	**28,630**	31,407
Total equity		**918,262**	919,342

The notes on pages 6 to 15 form part of this interim financial report.

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2006 – unaudited
(Expressed in Hong Kong dollars)

	Notes	Six months ended 30 June 2006 (Unaudited) $'000	2005 (Unaudited) $'000
Total equity at 1 January		**919,342**	901,548
Changes in equity during the period:			
Exchange differences on translating the financial statements of foreign operations	16	**1,145**	(51)
Net gains and losses recognised directly in equity		**1,145**	(51)
Profit/(loss) for the period	16	**(2,225)**	9,315
Total recognised income and expense for the period		**(1,080)**	9,264
Total equity at 30 June		**918,262**	910,812
Total recognised income and expense for the period attributable to:			
Equity holders of the Company		**1,697**	8,890
Minority interests		**(2,777)**	374
		(1,080)	9,264

The notes on pages 6 to 15 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2006 – unaudited
(Expressed in Hong Kong dollars)

	Six months ended 30 June	
	2006	2005
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Net cash outflow from operating activities	**(7,003)**	(14,669)
Net cash outflow from investing activities	**(31,730)**	(442,402)
Net cash inflow/(outflow) from financing activities	**(4,393)**	135
Net decrease in cash and cash equivalents	**(43,126)**	(456,936)
Cash and cash equivalents at beginning of period	**126,829**	581,007
Effect of foreign exchange rate changes, net	**4**	4
Cash and cash equivalents at end of period	**83,707**	124,075
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**32,251**	24,581
Non-pledged time deposits with original maturity of less than three months when acquired	**51,456**	99,494
	83,707	124,075

The notes on pages 6 to 15 form part of this interim financial report.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

1 BASIS OF PREPARATION AND IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and basis of preparation adopted in the preparation of the interim financial statements are the same as those used in the annual financial statements of the Group for the year ended 31 December 2005, except in relation to the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) that affect the Group and are adopted for the first time for the current period's financial statements:

HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

There was no material impact on the basis of preparation of the unaudited condensed consolidated interim financial statements arising from the adoption of the above-mentioned new and revised accounting standards.

2 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HKFRSs

The Group has not applied the following new and revised HKFRSs, which have been issued but not yet effective, in these interim financial statements:

HKAS 1 Amendment	Capital Disclosures
HKAS 21 Amendment	Net Investment in a Foreign Operation
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*

HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 requires disclosures relating to financial instruments and incorporates many of the disclosure requirements of HKAS 32. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

The adoption of HKAS 21 Amendment and HK(IFRIC)-Int 7 will not have any significant impact on the Group.

3 REVENUE AND SEGMENT INFORMATION

An analysis of the Group's revenue and results by business segment and an analysis of the Group's revenue by geographical segment are as follows:

(a) Business segments

	Group revenue Six months ended 30 June		Contribution to profit/(loss) Six months ended 30 June	
	2006	2005	**2006**	2005
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	$'000	*$'000*	***$'000***	*$'000*
Wholesale and retail of fashion wear and accessories	**76,577**	92,620	**(6,973)**	1,164
Telecommunications services	**1,595**	2,976	**(998)**	5,493
Resort and recreational club operations	**9,939**	8,848	**(56)**	(1,129)
Investments and treasury	**14,377**	8,884	**7,845**	6,559
	102,488	113,328	**(182)**	12,087
Unallocated gains and expenses, net			**(1,451)**	(1,090)
Fair value change/write-back of deficits on revaluation of				
– Investment properties			**1,981**	—
– Resort and recreational club properties			**237**	—
Finance costs			**(459)**	(250)
Share of profits and losses of associates			**(2,351)**	(1,432)
Tax			**—**	—
			(2,225)	9,315

(b) Geographical segments

	Group revenue Six months ended 30 June	
	2006	2005
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Hong Kong	**100,845**	110,312
Mainland China	**1,639**	2,152
Other Asia Pacific regions	**4**	807
European Union	**—**	54
Others	**—**	3
	102,488	113,328

4 OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	Six months ended 30 June	
	2006	2005
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Sub-leasing rental income	**28**	502
Management fees	**1,279**	1,599
Others	**328**	1,351
	1,635	3,452

5 FINANCE COSTS

	Six months ended 30 June	
	2006	2005
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Interest on bank loans and overdrafts wholly repayable within five years	**273**	250
Interest on a finance lease	**7**	—
Accretion of interest on debentures	**179**	—
	459	250

6 PROFIT/(LOSS) BEFORE TAX

The Group's profit/(loss) before tax was determined after charging/(crediting):

	Six months ended 30 June	
	2006	2005
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Cost of inventories sold	**42,053**	50,197
Amortisation of prepaid land premiums	**39**	39
Depreciation	**4,046**	3,718
Dividend income	**(1,653)**	(1,264)
Interest income	**(11,764)**	(7,619)
Exchange gains, net	**(2,555)**	(3,099)
Gain on disposal of items of property, plant and equipment	**(26)**	(31)
Fair value change/write-back of deficits on revaluation of properties	**(2,218)**	—
Net fair value gains on equity investments at fair value through profit or loss	**(1,276)**	(4,752)

7 TAX

No provision for Hong Kong profits tax and overseas income tax has been made in the condensed consolidated income statement for the six months ended 30 June 2006 as the Company and its subsidiaries either did not generate any assessable profits for the period or had available tax losses brought forward from prior years to offset the assessable profits generated during the period (Six months ended 30 June 2005: Nil).

No provision for deferred tax liabilities has been made as at 30 June 2006 as the Company and its subsidiaries had tax losses brought forward which were sufficient to offset the taxable temporary differences at that date. Deferred tax assets have not been recognised in respect of these tax losses as they arose in subsidiaries that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

8 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the period of $552,000 (Six months ended 30 June 2005: $8,941,000) and the weighted average of 1,650,658,676 (Six months ended 30 June 2005: 1,650,658,676) ordinary shares in issue during the period.

(b) Diluted earnings per share

Diluted earnings per share for both periods have not been disclosed as no diluting events existed during these periods.

9 DIVIDEND

The directors do not recommend the payment of any interim dividend to shareholders in respect of the six months ended 30 June 2006 (Six months ended 30 June 2005: Nil).

10 AVAILABLE-FOR-SALE EQUITY INVESTMENTS

	30 June 2006 (Unaudited) $'000	31 December 2005 (Audited) $'000
Overseas listed equity investments, at fair value	**125**	125
Unlisted equity investments, at cost, less impairment losses	**35,378**	35,378
	35,503	35,503

Available-for-sale equity investments consist of investments in listed and unlisted shares and have no fixed maturity date or coupon rate.

The fair values of listed equity investments are based on quoted market prices. The unlisted equity investments are carried at cost, less any impairment losses, since their fair values cannot be measured reliably. Such investments are non-derivative and mainly represent investments in the shares of entities principally involved in medical drug development, manufacturing and distribution or the provision of electronic payment and Intra-bank fund transfer services.

11 TRADE RECEIVABLES

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strengths of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of the trade receivables as at 30 June 2006, based on the invoice date and net of provisions, is as follows:

	30 June 2006 (Unaudited) $'000	31 December 2005 (Audited) $'000
Within 1 month	**2,871**	4,347
2 to 3 months	**216**	232
Over 3 months	**2,341**	2,526
	5,428	7,105

12 TRADE AND OTHER PAYABLES

All trade and other payables of the Group are unsecured, interest-free and repayable within one month or on demand.

13 DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") operated by a subsidiary of the Group, Hill Top Country Club Limited, subject to the rules and by-laws of the Club so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from payment of a monthly subscription. An analysis of the Group's debentures carried at amortised costs, based on the redeemable period, as at 30 June 2006, is as follows:

	30 June 2006	31 December 2005
	(Unaudited)	*(Audited)*
	$'000	*$'000*
Within one year	**2,816**	1,684
In the second year	**2,516**	3,873
In the third to fifth year, inclusive	**2,919**	2,800
	5,435	6,673
	8,251	8,357

All redeemable debentures are denominated in Hong Kong dollars, interest-free and may be renewed upon maturity subject to the Group's consent.

The carrying amounts of the redeemable debentures approximate to their fair values.

14 SHARE OPTIONS

At 30 June 2006, the outstanding share options were as follows:

Date of grant	**Exercise price**	**Number of share options outstanding at 30 June 2006**
1 December 1999	$1.804	48,000
1 August 2000	$0.630	276,000
		324,000

These share options are exercisable before 29 December 2007.

At 30 June 2006, the Company had 324,000 share options outstanding under the share options schemes operated by the Company. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 324,000 additional ordinary shares of the Company and additional share capital of $3,240 and share premium of $257,232 (before issue expenses).

15 SHARE CAPITAL

	30 June 2006 (Unaudited) $'000	31 December 2005 (Audited) $'000
Authorised:		
100,000,000,000 (31 December 2005: 100,000,000,000) ordinary shares of $0.01 each	**1,000,000**	1,000,000
Issued and fully paid:		
1,650,658,676 (31 December 2005: 1,650,658,676) ordinary shares of $0.01 each	**16,507**	16,507

In 2002, the Company underwent a capital reorganisation scheme, details of which are set out in note 31 to the Company's statutory financial statements for the year ended 31 December 2005.

16 RESERVES

	Attributable to equity holders of the Company							
	Share premium account (Unaudited) $'000	Capital redemption reserve (Unaudited) $'000	Special reserve (Unaudited) $'000	Exchange reserve (Unaudited) $'000	Revaluation reserve (Unaudited) $'000	Accumulated losses (Unaudited) $'000	Total (Unaudited) $'000	Minority interests (Unaudited) $'000
At 1 January 2005	1,189,721	478	808,822	1,804	1,382	(1,143,348)	858,859	26,182
Exchange realignment	—	—	—	(51)	—	—	(51)	—
Profit for the period	—	—	—	—	—	8,941	8,941	374
At 30 June 2005	1,189,721	478	808,822	1,753	1,382	(1,134,407)	867,749	26,556
At 1 January 2006	1,189,721	478	808,822	1,718	3,114	(1,132,425)	871,428	31,407
Exchange realignment	—	—	—	1,145	—	—	1,145	—
Profit/(loss) for the period	—	—	—	—	—	552	552	(2,777)
At 30 June 2006	**1,189,721**	**478**	**808,822**	**2,863**	**3,114**	**(1,131,873)**	**873,125**	**28,630**

17 CONTINGENT LIABILITIES

At 30 June 2006, the Company or the Group had the following significant contingent liabilities:

(a) The Group had a contingent liability in respect of possible future long service payments to employees under the Hong Kong Employment Ordinance, with a maximum possible amount of $2,748,000 (31 December 2005: $2,627,000) as at 30 June 2006. The contingent liability has arisen because, at the balance sheet date, a number of current employees have achieved the required number of years of service to the Group in order to be eligible for long service payments under the Employment Ordinance if their employment is terminated under certain circumstances. A provision has not been recognised in respect of such possible payments, as it is not considered probable that the situation will result in a material future outflow of resources from the Group.

(b) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to HK$11,670,000) from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputed traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,000 (equivalent to HK$21,286,000).

Management has studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary has sought to refute most of the allegations and made a counterclaim of approximately US$6,215,000 (equivalent to HK$48,353,000) in September 2002 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Thereafter, there has been no communication in respect of the mentioned claims between the subsidiary and the content provider.

In view of the above, management considers it unlikely that any loss will arise, and accordingly, no provision has been made in the financial statements.

(c) The Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of $342,000 (31 December 2005: $342,000).

18 MATERIAL RELATED PARTY TRANSACTIONS

(a) The Group's material transactions with related parties during the period were as follows:

	Notes	Six months ended 30 June 2006 (Unaudited) $'000	2005 (Unaudited) $'000
Management fee income from an associate	(i)	—	840
Consultancy fees paid to a company in which the spouse of a director of a subsidiary of the Group has a controlling interest	(ii)	—	708
Rental expenses and building management fees paid to a related company	(iii)	**874**	728

Notes:

(i) The management fee income received from an associate arose from the provision of shop management services to the associate in accordance with the agreements between the Group and the associate.

(ii) The consultancy services provided to a subsidiary of the Group were charged at $118,000 per month up to 30 June 2005 in accordance with the agreement between the subsidiary and the related company.

(iii) The rental expenses and building management fees paid to a company controlled by a substantial shareholder of the Company were determined by reference to relevant industry practice of which an amount of rental expenses paid of $728,000 (Six months ended 30 June 2005: $243,000) constitutes a continuing connected transaction as defined under the Listing Rules. Details of which are disclosed under the paragraph headed "Connected Transaction" on page 20.

(b) Compensation of key management personnel of the Group:

	Six months ended 30 June 2006 (Unaudited) $'000	2005 (Unaudited) $'000
Short term employee benefits	**5,775**	7,042
Post-employment benefits	**92**	102
Total compensation paid to key management personnel	**5,867**	7,144

19 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's financial assets and liabilities mainly comprise interest-bearing bank and other borrowings, trade receivables and payables, and cash and bank balances, and are, in the normal course of business, exposed to foreign currency risk, interest rate risk and credit risk. The Group's risk management strategy aims to minimise the adverse effects of financial risks on the financial performance of the Group and the board reviews and agrees policies, as summarised below, for managing each of these risks. It is the Group's policy that financial instruments, if any, are only used to hedge underlying commercial exposures and are not held or sold for speculative purposes.

(a) Foreign currency risk

The Group has transactional currency exposures. Such exposures mainly arise from its purchases of fashion wear and accessories in foreign currencies.

The Group does not currently have any hedge arrangement for the elimination of the foreign currency risk exposures and will continue to monitor such exposures and market conditions to determine if any hedging is required in the future.

(b) Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's interest-bearing bank borrowings.

As the Group is due to fully settle its interest-bearing bank borrowings in the coming year and the corresponding interest rate risk is not expected to be significant, the Group has not used any interest rate swap to hedge its exposure to interest rate risk.

(c) Credit risk

The Group only allows minimal credit sales to its long term customers with good settlement histories and has no significant concentration of credit risk. The Group's credit risk is effectively mitigated by its combination of cash and credit card sales.

20 APPROVAL OF INTERIM FINANCIAL REPORT

The unaudited interim financial report was approved and authorised for issue by the board of directors on 20 September 2006.

INDEPENDENT REVEIW REPORT

ERNST & YOUNG
安永會計師事務所

To the Board of Directors
of ENM Holdings Limited

We have been instructed by the Company to review the interim financial report set out on pages 1 to 15.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

Ernst & Young
Certified Public Accountants

Hong Kong, 20 September 2006

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the reporting period (2005: HK$Nil).

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

For the period under review, the Group reported a turnover of HK$102,488,000 (2005: HK$113,328,000) which represents a decrease of 9.6% as compared to the corresponding period in 2005. Consolidated profit attributable to equity holders of the Company amounted to HK$552,000 (2005: HK$8,941,000). Consolidated loss for the period, including minority interest, amounted to HK$2,225,000 (2005: Profit of HK$9,315,000). The minority interest comes from our non-wholly owned retail subsidiary which suffered operating loss due to relocation of retail shops and narrowing margins.

LIQUIDITY AND FINANCIAL POSITION

The Group was in solid financial position with cash and deposit holdings of HK$520,724,000 (31 December 2005: HK$544,625,000). At 30 June 2006, total borrowings amount to HK$13,823,000 (31 December 2005: HK$17,862,000) with HK$8,137,000 (31 December 2005: HK$10,892,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 1.6% at the interim period end date (31 December 2005: 2%). The current ratio at 30 June 2006 was 12.1 times (31 December 2005: 10.8 times).

At 30 June 2006, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$44,000 (31 December 2005: US$44,000) were given to banks to secure general banking facilities to the extent of US$44,000 as at 30 June 2006 (31 December 2005: US$44,000).

EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 268 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

BUSINESS REVIEW

Resort and Recreational Club Operations

VivaSha Club Resort ("VivaSha")

VivaSha, comprised of a 4-star Hotel Building with 320 rooms, a Clubhouse Building and an International Convention Centre, had its soft opening at the end of March 2006. Club management had organized different kinds of events, including international conferences, wedding receptions, conventions, product seminars, etc., to test and smooth out the daily operation of the club. Management was satisfied with the operating performance of the club during the past few months.

Based on the high occupancy and average room rate in hotels in Shanghai in the first half of 2006 and the coming peak season for conventions and exhibitions, Management believes the performance of VivaSha this year should be satisfactory.

Hong Kong Hilltop Country Club ("Hilltop")

Hilltop achieved a turnover 15% over the same period last year. It is primarily due to increased revenue from lodging. Food and beverage remained satisfactory.

Given the improvement of tourism and conference activities, Management expects continuous improvement for the remainder of the year.

Telecommunications & Technologies

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in China through its Joint Venture, Chinapay e-Payment Service Ltd ("the JV") in Shanghai, with China UnionPay.

The proposed merger between Chinapay e-Payment Service Ltd and Easylink, a counterpart of the JV in Guangdong controlled by China UnionPay at present for higher operating efficiency and market share, is in progress. Management believes that the merger between the two companies is highly synergistic and should result in significant improvement in the performance of the JV. The merger is targeted to be completed in 2006.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in the development of software and solution projects in China. Its core businesses are e-government projects and office automation.

During the first six months of 2006, Smartdot recorded a steady growth on its turnover by 14% increase to RMB23,290,000. The business of distributing WBCR, an IBM software product for business flow and control management, is at its initial stage and is targeted to have contribution to Smartdot's income soon. In addition, due to standard industry practice, most of the new contracts and projects will be signed and started during the second half of the year; therefore, Management believes that the growth on its full year revenue will be satisfactory.

Wireless Network Card Business

Shanghai ENM Telecom & Technology Limited has developed solid business collaborations with China Mobile and China Unicom to market mobile internet access services in Shanghai. The wireless internet access market is growing steadily in China because more customers are recognizing the benefits this service brings. Management continues to look for opportunities to promote other telecommunication products with telecom operators under the similar cooperation model with China Unicom.

Retail Fashion

The Swank Shop Limited ("Swank")

The first half of 2006 saw the closure of a number of shops, including shops in New World Centre, Ocean Centre and Mitsukoshi Department Store, due to natural expiration of leases, resulting in a decrease of revenue.

Our new shops in IFC however showed an improved result compared with the same period last year. The opening of Swank Men's boutique and Givenchy boutique in Ocean Centre in this summer, together with the relocation of Swank Men's in Pacific Place in September to a larger space accommodating a ladies section as well, substantially improve our retail/distribution system.

Bio-Medical

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan.

In 2006, Urotrol continuously penetrated the urinary incontinence market with good recommendation from both doctors and patients. More and more doctors are prescribing Urotol, due to less incidence of the dry mouth side effect. On the other hand, sales for Glusafe are maturing due to intense market competition. Diabetrol SR, Genovate's other once-a-day antidiabetic drug has received positive market acceptance. As several medical centres have started to prescribe Diabetrol SR, sales are expected to grow significantly in 2006.

With regard to new drug discovery, Genovate has initiated two programs in collaboration with the government research institute ITRI. One is antigout NCE and the other is an antivomiting patch. Genovate's product pipeline will be further strengthened after these two products reach clinical development.

In May 2006, Genovate and Ocean Bright Co., Ltd. ("Ocean Bright") (Stock no 3266) jointly announced a merger plan under which 1.7 shares of Genovate will exchange for 1 newly issued share of Ocean Bright. After the merger, the existing shareholders of Genovate will hold approximately 66% of the merged company. The merger plan was approved by both companies' shareholders in June 2006. The merger, however, is subject to approval of the Taiwan GreTai Securities Market.

Ocean Bright is a major pharmaceutical products distributor in Taiwan and a long working partner of Genovate. The Board of Genovate believes that the merger will provide synergy by combining the distribution strength of Ocean Bright and the research & development capability of Genovate such that the merged company will become more competitive in the Taiwan pharmaceutical market.

Connected Transaction

On 28 April 2005, the Company entered into a tenancy agreement with Hollywood Palace Company Limited, a company controlled by a substantial shareholder in respect of the renewal of leases of Suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon for a term of two years commencing on 1 May 2005 at a monthly rent of HK$145,620 with a four months rent-free period over the lease term.

Audit Committee

The Company has an audit committee which was established pursuant to the requirements of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises of one non-executive director and three independent non-executive directors of the Company. The interim financial report for the six months ended 30 June 2006 has been reviewed by the Audit Committee.

Remuneration Committee

The Company has a remuneration committee which was established pursuant to the requirements of the Listing Rules. The remuneration committee comprises of two independent non-executive directors namely Dr Cecil Sze Tsung CHAO and Mr. Ian Grant ROBINSON and one executive director namely Mr. Joseph Wing Kong LEUNG.

Directors' Interests in Shares

At 30 June 2006, the interest of a director in the shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, was as follows:

Long position in ordinary shares of HK$0.01 each of the Company:

Name of director	Number of shares held through a controlled corporation	Percentage of the Company's issued share capital
Joseph Wing Kong LEUNG	200,000	0.012%

Save as disclosed above, as at 30 June 2006, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

SHARE OPTION SCHEME

In an Extraordinary General Meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules and for the purpose of providing the Company with flexible means of providing incentives and rewards to executive directors and employees for their contribution to the Group. A summary of the principal terms of the New Scheme was sent to the shareholders of the Company in a circular dated 28 May 2002. All new options shall be granted under the terms and conditions of the New Scheme. No options have yet been granted under the New Scheme.

All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

Details of the outstanding share options as at 30 June 2006 were as follows:

	Number of options outstanding at the beginning of the period	Number of options lapsed during the period	Number of options outstanding at the period end	Date granted	Price per share on exercise of options
Granted under the Old Scheme:					
Employees	336,000	12,000	324,000	1 December 1999 to 1 August 2000	HK$0.63 to HK$1.804

Share options under the Old Scheme are exercisable before 29 December 2007.

Save as disclosed above, at no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouses or minor children, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

At 30 June 2006, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in ordinary shares of HK$0.01 each of the Company:

Name	Direct interests	Indirect interests	Number of shares held	Percentage of the Company's issued share capital
Diamond Leaf Limited	162,216,503	—	162,216,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
Ms Nina KUNG *(Note)*	—	570,974,145	570,974,145	34.6%

Note: The interest disclosed under Ms Nina KUNG represents her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Save as disclosed above, as at 30 June 2006, no person had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the six months ended 30 June 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

None of the directors of the Company are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2006 in compliance with the Code Provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules except for the deviations in respect of the service term and rotation of directors under Code Provisions A.4.1 and A.4.2 of the CG Code.

Under Code Provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term and subject to re-election. None of the existing non-executive and independent non-executive directors of the Company is appointed for a specific term. However, all of the non-executive and independent non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

Under Code Provision A.4.2 of the CG Code, all directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment, and every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. In order to comply with the Code Provision A.4.2 of the CG Code, relevant amendments to the Articles of Association of the Company were proposed and approved by the shareholders at the Annual General Meeting of the Company held on 2 June 2006. Code Provision A.4.2 of the CG Code has been fully complied with thereafter.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the directors. Based on specific enquiry of all directors, all directors have complied with the required standard set out in the Model Code during the six months ended 30 June 2006.

BOARD OF DIRECTORS

As at the date of this report, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the non-executive director of the Company is Mr. Raymond Wai Pun LAU; and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive

Hong Kong, 20 September 2006

安寧控股有限公司
ENM Holdings Limited

(股份代號： 0128)

中期報告
2006

安寧控股有限公司(「本公司」)董事會(「董事會」)謹此呈報本公司及其附屬公司(統稱「本集團」)截至二零零六年六月三十日止六個月之未經審核簡明綜合中期業績,連同二零零五年同期之未經審核比較數字。

本中期財務報告並未經審核,惟已經本公司審核委員會及本公司核數師審閱。

簡明綜合收益表

截至二零零六年六月三十日止六個月-未經審核
(以港元呈列)

	附註	截至六月三十日止六個月 二零零六年 (未經審核) 千元	 二零零五年 (未經審核) 千元
收入	3	**102,488**	113,328
銷售成本		**(42,139)**	(51,707)
毛利		**60,349**	61,621
其他收入及收益	4	**1,635**	3,452
銷售及分銷費用		**(33,326)**	(34,578)
行政費用		**(33,982)**	(35,392)
其他經營收入淨額		**3,691**	15,894
物業公允值變動/撥回重估虧絀		**2,218**	—
融資成本	5	**(459)**	(250)
應佔聯營公司溢利及虧損		**(2,351)**	(1,432)
除税前溢利/(虧損)	6	**(2,225)**	9,315
税項	7	**—**	–
期內溢利/(虧損)		**(2,225)**	9,315
溢利/(虧損)可分配於:			
本公司權益持有人		**552**	8,941
少數股東權益		**(2,777)**	374
		(2,225)	9,315
本公司普通股權益持有人應佔每股盈利	8		
-基本		**0.03仙**	0.54仙
-攤薄		**不適用**	不適用
每股股息	9	**零**	零

第6至15頁之附註屬本中期財務報告之一部份。

簡明綜合資產負債表

二零零六年六月三十日－未經審核
(以港元呈列)

	附註	二零零六年六月三十日 (未經審核) 千元	二零零五年十二月三十一日 (經審核) 千元
非流動資產			
物業、機器及設備		**77,018**	80,326
投資物業		**112,700**	109,700
預付土地租賃款項		**3,101**	3,140
商譽		**6,610**	6,610
於聯營公司之權益		**20,461**	17,348
於共同控制公司之權益		**—**	—
可供出售之股本投資	10	**35,503**	35,503
非流動資產總值		**255,393**	252,627
流動資產			
存貨		**35,831**	34,920
應收賬款	11	**5,428**	7,105
預付款項、按金及其他應收款項		**38,501**	37,407
預付土地租賃款項		**77**	77
按公允值計入損益中之股本投資		**156,553**	148,736
已抵押存款		**342**	342
定期存款		**488,473**	515,379
現金及銀行結餘		**32,251**	29,246
流動資產總值		**757,456**	773,212
流動負債			
應付賬款及其他應付款項	12	**48,911**	55,270
附息銀行及其他借款		**91**	3,978
債券之即期部份	13	**2,816**	1,684
其他貸款		**5,230**	5,230
應付税項		**5,497**	5,497
流動負債總額		**62,545**	71,659
流動資產淨值		**694,911**	701,553
總資產減流動負債－第3頁		**950,304**	954,180

簡明綜合資產負債表（續）

二零零六年六月三十日－未經審核
（以港元呈列）

	附註	二零零六年六月三十日（未經審核）千元	二零零五年十二月三十一日（經審核）千元
總資產減流動負債－第2頁		**950,304**	954,180
非流動負債			
債券	13	**5,435**	6,673
附息銀行及其他借款		**251**	297
遞延收入		**26,356**	27,868
非流動負債總額		**32,042**	34,838
資產淨值		**918,262**	919,342
權益			
本公司權益持有人應佔權益			
已發行股本	15	**16,507**	16,507
儲備	16	**873,125**	871,428
		889,632	887,935
少數股東權益	16	**28,630**	31,407
權益總額		**918,262**	919,342

第6至15頁之附註屬本中期財務報告之一部份。

簡明綜合股東權益變動表

截至二零零六年六月三十日止六個月－未經審核
（以港元呈列）

	附註	截至六月三十日止六個月 二零零六年 （未經審核） 千元	二零零五年 （未經審核） 千元
於一月一日之總權益		**919,342**	901,548
於期內之權益變動：			
換算海外業務財務報表之滙兑差額	16	**1,145**	(51)
於權益中直接確認之溢利及虧損淨額		**1,145**	(51)
期內溢利／（虧損）	16	**(2,225)**	9,315
期內已確認之收入及開支總額		**(1,080)**	9,264
於六月三十日之總權益		**918,262**	910,812
期內已確認之收入及開支總額可分配於：			
本公司權益持有人		**1,697**	8,890
少數股東權益		**(2,777)**	374
		(1,080)	9,264

第6至15頁之附註屬本中期財務報告之一部份。

簡明綜合現金流量表

截至二零零六年六月三十日止六個月－未經審核
(以港元呈列)

	截至六月三十日止六個月	
	二零零六年	二零零五年
	(未經審核)	(未經審核)
	千元	千元
經營業務之現金流出淨額	**(7,003)**	(14,669)
投資活動之現金流出淨額	**(31,730)**	(442,402)
融資活動之現金流入／(流出)淨額	**(4,393)**	135
現金及現金等值減少淨額	**(43,126)**	(456,936)
期初之現金及現金等值	**126,829**	581,007
外幣滙率變動影響淨額	**4**	4
期末之現金及現金等值	**83,707**	124,075
現金及現金等值之結餘分析		
現金及銀行結餘	**32,251**	24,581
於購入時原到期日少於三個月之非抵押定期存款	**51,456**	99,494
	83,707	124,075

第6至15頁之附註屬本中期財務報告之一部份。

未經審核中期財務報告附註

(以港元呈列)

1 編製基準及新增及經修訂香港財務報告準則之影響

簡明綜合中期財務報表乃根據香港會計準則(「香港會計準則」)第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16編製而成。編製本中期財務報表時所採納之會計政策及編製基準與本集團截至二零零五年十二月三十一日止年度之財務報表內所採用者均屬相同,惟於採納以下影響本集團之新增及經修訂香港財務報告準則(「香港財務報告準則」,當中包括香港會計準則及詮釋),並於本期財務報表內首次採納之若干會計政策除外:

香港會計準則第39號修訂	公允值選擇權
香港會計準則第39號及 香港財務報告準則第4號修訂	財務擔保合約
香港(國際財務報告詮釋委員會)詮釋第4號	釐定一項安排是否包括一項租賃

採納上述之新增及經修訂會計準則對未經審核簡明綜合中期財務報表之編製基準並無重大影響。

2 已公佈但尚未生效之香港財務報告準則之影響

本集團並未在本財務報表內,採納下列已公佈但尚未生效之相關新訂及經修訂香港財務報告準則:

香港會計準則第1號修訂	資本披露
香港會計準則第21號修訂	國外業務之投資淨額
香港財務報告準則第7號	財務工具:披露
香港(國際財務報告詮釋委員會)詮釋第7號	於惡性通賬經濟中應用香港會計準則第29號 「財務報告」下之重列方法

香港會計準則第1號修訂適用於二零零七年一月一日或之後開始之年度期間。經修訂準則將影響下列各項的披露:有關本集團管理資本的目標、政策及程序等質化資料、有關本公司視為資本的量化數據、對任何資本要求的遵行情形,以及任何不合規情況的後果。

香港財務報告準則第7號規定金融工具之披露及包括了香港會計準則第32號有關金融工具之若干披露要求。這項香港財務報告準則適用於二零零七年一月一日或之後開始之年度期間。

採納香港會計準則第21號修訂及香港(國際財務報告詮釋委員會)詮釋第7號並不會對本集團產生任何重大影響。

3 收入及分類資料

本集團按業務分類之收入及業績分析，以及本集團按地區分類之收入分析如下：

(a) 業務分類

	集團收入 截至六月三十日止六個月		溢利／(虧損)之貢獻 截至六月三十日止六個月	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	(未經審核)	*(未經審核)*	***(未經審核)***	*(未經審核)*
	千元	*千元*	***千元***	*千元*
批發及零售時裝及飾物	**76,577**	92,620	**(6,973)**	1,164
電訊服務	**1,595**	2,976	**(998)**	5,493
經營渡假中心及俱樂部	**9,939**	8,848	**(56)**	(1,129)
投資及財務管理	**14,377**	8,884	**7,845**	6,559
	102,488	113,328	**(182)**	12,087
未分配收入及支出淨額			**(1,451)**	(1,090)
物業公允值變動／				
撥回重估虧絀				
－投資物業			**1,981**	—
－渡假中心及俱樂部物業			**237**	—
融資成本			**(459)**	(250)
應佔聯營公司溢利及虧損			**(2,351)**	(1,432)
税項			**—**	—
			(2,225)	9,315

(b) 地區分類

	集團收入 截至六月三十日止六個月	
	二零零六年	二零零五年
	(未經審核)	*(未經審核)*
	千元	*千元*
香港	**100,845**	110,312
中國大陸	**1,639**	2,152
其他亞太地區	**4**	807
歐盟	**—**	54
其他	**—**	3
	102,488	113,328

4 其他收入及收益

其他收入及收益之分析如下：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	(未經審核)	*(未經審核)*
	千元	*千元*
分租租金收入	**28**	502
管理費	**1,279**	1,599
其他	**328**	1,351
	1,635	3,452

5 融資成本

	截至六月三十日止六個月	
	二零零六年	二零零五年
	(未經審核)	*(未經審核)*
	千元	*千元*
須於五年內悉數償還之銀行貸款及透支之利息	**273**	250
融資租賃之利息	**7**	—
債券之累增利息	**179**	—
	459	250

6 除税前溢利／(虧損)

本集團之除税前溢利／(虧損)經扣除／(計入)下列各項：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	(未經審核)	*(未經審核)*
	千元	*千元*
銷售存貨成本	**42,053**	50,197
預付土地租賃款項攤銷	**39**	39
折舊	**4,046**	3,718
股息收入	**(1,653)**	(1,264)
利息收入	**(11,764)**	(7,619)
滙兑收益淨額	**(2,555)**	(3,099)
出售物業、機器及設備項目之收益	**(26)**	(31)
物業公允值變動／撥回重估虧絀	**(2,218)**	—
按公允值計入損益中股本投資之公允值收益淨額	**(1,276)**	(4,752)

7 税項

由於本公司及其附屬公司於本期間並無產生任何應課税溢利，或承前之過往年度税務虧損足以抵銷本期間產生之應課税溢利，故於截至二零零六年六月三十日止六個月之簡明綜合收益表內，並無作出香港利得税及海外所得税撥備(截至二零零五年六月三十日止六個月：無)。

由於本公司及其附屬公司有承前税務虧損，足以抵銷於二零零六年六月三十日之應課税暫時性差額，故並無於該日期作出遞延税項之撥備。由於該等税項虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課税溢利，故此並未就其確認遞延税項資產。

8 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據期內本公司權益持有人應佔溢利552,000元(截至二零零五年六月三十日止六個月：8,941,000元)及期內已發行普通股加權平均數1,650,658,676股(截至二零零五年六月三十日止六個月：1,650,658,676股)計算。

(b) 每股攤薄盈利

由於兩個期間並不存在具攤薄效應之事項，故並無披露該等期間之每股攤薄盈利金額。

9 股息

董事並不建議向股東派發任何截至二零零六年六月三十日止六個月之中期股息(截至二零零五年六月三十日止六個月：無)。

10 可供出售之股本投資

	二零零六年 六月三十日 *(未經審核)* *千元*	二零零五年 十二月三十一日 *(經審核)* *千元*
海外上市股本投資，按公允值	**125**	125
非上市股本投資，按成本值扣除減值虧損	**35,378**	35,378
	35,503	35,503

可供出售之股本投資包括上市及非上市證券之投資，並無固定屆滿日期和票面利率。

上市股本投資之公允值根據市場報價而定。因非上市股本投資之公允值無法可靠地評估，故按成本值減任何減值虧損列賬。該等股本投資為非衍生工具，且主要為從事藥物研製及分銷或提供電子支付及銀行間跨行轉賬解決方案服務之公司。

11 應收賬款

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於二零零六年六月三十日之應收賬款結餘(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	二零零六年 六月三十日 *(未經審核)* *千元*	二零零五年 十二月三十一日 *(經審核)* *千元*
1個月之內	**2,871**	4,347
2 - 3個月	**216**	232
3個月以上	**2,341**	2,526
	5,428	7,105

12 應付賬款及其他應付款項

本集團所有應付賬款及其他應付款項乃無抵押、免息及須於一個月內到期或於接獲通知時償還。

13 債券

各債券持有人可以成為由本集團一附屬公司顯達鄉村俱樂部有限公司經營之顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部設施而免交月費。於二零零六年六月三十日，本集團以攤銷成本列賬之債券，按贖回期間之分析如下：

	二零零六年六月三十日	二零零五年十二月三十一日
	(未經審核)	*(經審核)*
	千元	*千元*
一年內	**2,816**	1,684
於第二年	**2,516**	3,873
於第三年至第五年(包括首尾兩年)	**2,919**	2,800
	5,435	6,673
	8,251	8,357

所有可贖回債券均以港元結算，並為免息，並可在本集團同意下於期滿時續期。

可贖回債券之賬面值約相等於公允值。

14 購股權

於二零零六年六月三十日，尚未行使之購股權如下：

授出日期	**行使價**	**於二零零六年六月三十日之尚未行使購股權數目**
一九九九年十二月一日	1.804元	48,000
二零零零年八月一日	0.630元	276,000
		324,000

此等購股權可於二零零七年十二月二十九日前行使。

於二零零六年六月三十日，根據本公司之購股權計劃，本公司有324,000份尚未行使購股權。按本公司現行股本架構，倘餘下之購股權獲悉數行使，將會導致本公司額外發行324,000股普通股及獲得額外股本3,240元及股份溢價257,232元(扣除發行開支前)。

15 股本

	二零零六年 六月三十日 (未經審核) 千元	二零零五年 十二月三十一日 (經審核) 千元
法定：		
100,000,000,000股 (二零零五年十二月三十一日：100,000,000,000股) 每股面值0.01元之普通股	**1,000,000**	1,000,000
已發行及繳足：		
1,650,658,676股 (二零零五年十二月三十一日：1,650,658,676股) 每股面值0.01元之普通股	**16,507**	16,507

於二零零二年，本公司進行了一項股本重組計劃，計劃詳情載於本公司截至二零零五年十二月三十一日止年度之法定財務報告附註31。

16 儲備

	本公司權益持有人應佔							
	股份溢價 (未經審核) 千元	資本 贖回儲備 (未經審核) 千元	特殊儲備 (未經審核) 千元	滙兑儲備 (未經審核) 千元	重估儲備 (未經審核) 千元	累計虧損 (未經審核) 千元	總計 (未經審核) 千元	少數 股東權益 (未經審核) 千元
於二零零五年一月一日	1,189,721	478	808,822	1,804	1,382	(1,143,348)	858,859	26,182
外滙調整	—	—	—	(51)	—	—	(51)	—
期內溢利	—	—	—	—	—	8,941	8,941	374
於二零零五年六月三十日	1,189,721	478	808,822	1,753	1,382	(1,134,407)	867,749	26,556
於二零零六年一月一日	1,189,721	478	808,822	1,718	3,114	(1,132,425)	871,428	31,407
外滙調整	—	—	—	1,145	—	—	1,145	—
期內溢利/(虧損)	—	—	—	—	—	552	552	(2,777)
於二零零六年六月三十日	**1,189,721**	**478**	**808,822**	**2,863**	**3,114**	**(1,131,873)**	**873,125**	**28,630**

17 或然負債

於二零零六年六月三十日，本公司或本集團有下列重大或然負債：

(a) 根據香港僱傭條例，本集團就未來可能需向僱員付出之長期服務金而產生之或然負債，於二零零六年六月三十日，其最高可能需付款額為2,748,000元(二零零五年十二月三十一日：2,627,000元)。該或然負債之產生原因是若干現任僱員已於結算日為本集團服務滿所需年期，符合根據僱傭條例於若干情況下終止受聘時可獲取長期服務金。由於該情況不大可能導致本集團未來有重大資源流出，因此並無就有關可能支付金額作出撥備。

(b) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(相等於11,670,000港元)(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生)。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元(相等於21,286,000港元)。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元(相等於48,353,000港元)之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

基於以上所述，管理層認為產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(c) 本公司簽立公司擔保，作為若干附屬公司獲授342,000元(二零零五年十二月三十一日：342,000元)之一般銀行信貸之抵押。

18 重大關連人士交易

(a) 本集團於期內與關連人士進行下列重大交易：

	附註	截至六月三十日止六個月 二零零六年 (未經審核) 千元	二零零五年 (未經審核) 千元
來自聯營公司之管理費收入	(i)	—	840
向本集團一附屬公司董事之配偶所擁有控股權益之公司支付之顧問費用	(ii)	—	708
向一間關連公司支付之租金及物業管理費	(iii)	**874**	728

附註：

(i) 根據本集團與一聯營公司訂立之協議，向該聯營公司提供店鋪管理服務，以收取管理費收入。

(ii) 根據本集團一附屬公司與一關連公司訂立之顧問協議，直至二零零五年六月三十日，付予該關連公司之顧問費用，每月為118,000元。

(iii) 向本公司一名主要股東所控制之公司支付之租金開支及物業管理費，為參考有關之行業慣例而釐定。根據上市規則，當中728,000元(截至二零零五年六月三十日止六個月：243,000元)之已付租金開支構成持續關連交易。詳情載於第20頁「關連交易」一段內。

(b) 本集團主要管理人員之報酬：

	截至六月三十日止六個月 二零零六年 (未經審核) 千元	二零零五年 (未經審核) 千元
短期僱員福利	**5,775**	7,042
退休福利	**92**	102
已支付主要管理人員之報酬總額	**5,867**	7,144

19 財務風險管理目標及政策

本集團之財務資產及負債主要包括附息銀行及其他貸款、應收及應付賬款，以及現金及銀行結餘，全屬正常業務範疇，並承擔外幣風險、利率風險及信貸風險。本集團之風險管理策略旨在減少對本集團財務表現構成財務風險之不利影響，董事會檢討及認同利用該等政策(摘錄於下文)管理每項風險。本集團之政策為僅利用金融工具(如有)作潛在商業風險之對沖，而非作投機性持有或出售。

(a) 外幣風險

本集團面對交易貨幣風險。該等風險主要因以外幣購買時裝及飾物產生。

本集團現時並無任何減低外匯風險之對沖安排，將繼續監察該等風險及市場情況，以決定將來是否需要任何對沖安排。

(b) 利率風險

本集團面對之市場利率變動風險主要與本集團之附息銀行借款有關。

由於本集團須於來年全數償還其附息銀行貸款，預期相應利率風險並不重大，故本集團並無使用任何息率掉期協議以對沖利率風險。

(c) 信貸風險

本集團僅向還款記錄良好之長期客戶提供最低信貸銷售，信貸風險並不集中。現金及信用卡銷售之結合，有效減低本集團之信貸風險。

20 批准中期財務報告

董事會於二零零六年九月二十日批准並授權刊發未經審核中期財務報告。

獨立審閱報告

ERNST & YOUNG
安永會計師事務所

致安寧控股有限公司
董事會

本會計師事務所已按 貴公司之指示審閱載於第1至第15頁之中期財務報告。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定編製中期財務報告時必須遵守香港會計師公會頒佈之香港會計準則第34號「中期財務報告」之有關規定。董事須負責編製中期財務報告，而中期財務報告亦已經董事批准。我們的責任是根據我們審閱工作的結果，對中期財務報告作出獨立結論，並按照我們雙方所協定之應聘條款，僅向 閣下(作為一個個體)報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告之內容，對任何其他人士負責或承擔法律責任。

審閱工作

本會計師事務所是按照香港會計師公會頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向 貴集團管理層作出查詢及分析中期財務報告，並據此評估財務報告中所依據的會計政策及呈報方式是否貫徹運用，另有説明的情況則除外。審閱不包括控制測試及資產、負債及交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度亦較審核低，因此，我們不會對中期財務報告發表審核意見。

審閱結論

在我們不構成審核的審閱工作的基礎上，本會計師事務所並不知悉截至二零零六年六月三十日止六個月之中期財務報告需要作出任何重大修訂。

安永會計師事務所
執業會計師

香港，二零零六年九月二十日

中期股息

董事並不建議就呈報期間派發中期股息（二零零五年：無）。

行政總裁報告書

財務回顧

於回顧期間，本集團錄得營業額102,488,000港元（二零零五年：113,328,000港元），相對於二零零五年同期減少9.6%。本公司權益持有人應佔綜合溢利為552,000港元（二零零五年：8,941,000港元）。期內綜合虧損（包括少數股東權益）為2,225,000港元（二零零五年：溢利9,315,000港元）。少數股東權益為本公司非全資附屬零售公司，其因遷店及利潤下降而使經營虧損。

流動資金及財務狀況

本集團之財務狀況穩健，持有520,724,000港元現金及存款（二零零五年十二月三十一日：544,625,000港元）。於二零零六年六月三十日，借貸總額為13,823,000港元（二零零五年十二月三十一日：17,862,000港元），其中8,137,000港元（二零零五年十二月三十一日：10,892,000港元）須於一年內到期償還。於中期報告結算日，本集團之資本負債比率（即借貸總額與本公司權益持有人應佔權益之比較）為1.6%（二零零五年十二月三十一日：2%）。於二零零六年六月三十日之流動比率為12.1倍（二零零五年十二月三十一日：10.8倍）。

於二零零六年六月三十日，本集團之借貸及銀行結餘主要以港元及美元為單位，而滙兑差額已於中期財務報告內反映。本集團之所有借款均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外滙及市場狀況，以判斷是否需要作出任何對沖。

資產抵押

本集團於二零零六年六月三十日抵押其定期存款44,000美元（二零零五年十二月三十一日：44,000美元），作為取得金額達44,000美元（二零零五年十二月三十一日：44,000美元）之一般銀行融資之抵押。

僱員及酬金政策

於本報告日期，本集團合共聘用268名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

業務回顧

渡假中心及俱樂部業務

上海洋洋顯達渡假酒店(「洋洋顯達」)

洋洋顯達由一幢設有320個房間之四星級酒店大樓、一幢俱樂部及一座國際會議中心組成，於二零零六年三月底試業。俱樂部管理層舉行了各種活動，如國際性研討會、婚宴、會議及產品研討會等，以測試俱樂部日常營運，務求運作順暢。管理層很滿意俱樂部過去數月的營運表現。

根據二零零六年上半年上海酒店之高入住率和平均房價，再加上會議和展覽高峰期即將來臨，管理層預期洋洋顯達本年度會有良好業績。

香港顯達鄉村俱樂部(「顯達」)

顯達的營業額比去年同期增加15%，主要是由於房租收益增加所致，而飲食業務則表現理想。

鑒於旅遊業狀況及會議活動得到改善，管理層預期此等改善情況於本年往後期間將會持續。

電訊及科技

SinoPay.com Holdings Limited(「SinoPay」)

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司China e-Payment Service Ltd(「合營公司」)，在中國提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。

China e-Payment Service Ltd與廣州好易聯支付網絡公司(目前由中國銀聯控制，與合營公司屬同業之廣東公司)之合併計劃仍在進行中，以提高營運效率及市場佔有率。管理層相信，兩家公司進行合併可帶來重大協同效益，合營公司之業績表現應可獲得大幅改善。合併計劃擬於二零零六年內完成。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案項目，其核心業務為政府電子化項目及辦公室自動化系統。

於二零零六年首六個月，慧點錄得之營業額穩步上揚，增加14%至人民幣23,290,000元。分銷萬國商業機器(IBM)之商業流程及監控管理軟件產品WBCR之業務正處於起步階段，預期很快會為慧點帶來收入。此外，由於行業慣例，大多數新合約及項目會於下半年簽定及展開，因此管理層預期全年營業額之增長會令人滿意。

無線上網卡業務

上海安電通信科技發展有限公司與中國移動通信及中國聯通發展了穩固的合作業務，於上海分銷無線上網服務。由於愈來愈多客戶對這項服務之優點予以肯定，中國之無線上網市場正日益擴大。管理層會繼續發掘商機，依據類似與中國聯通合作之模式，與其他電訊經營商合作推廣其他電訊產品。

時裝零售

詩韻有限公司(「詩韻」)

由於租約期滿，二零零六年上半年有數間店舖關閉，包括位於新世界中心、海洋中心及三越百貨公司內之店舖，使收入減少。

然而詩韻於國際金融中心之新店舖業績，較去年同期錄得改善。詩韻男士專門店及Givenchy專門店於今年夏季在海洋中心開張，再加上於太古廣場之詩韻男士專門店於九月遷店後擴大舖面，並附設女裝部，將顯著改進詩韻之零售及分銷網絡。

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥廠，其業務範圍包括：開發新藥物及研製新劑型、為本地及國際藥物公司進行臨床測試、製藥，以及在台灣市場進行藥物推廣及分銷。

於二零零六年，在醫生與病人的推薦之下，Urotrol不斷滲透抗尿失禁藥物市場。愈來愈多醫生以Urotrol作處方，理由是該藥物引致口乾副作用之機會較少。另一方面，受市場競爭激烈影響，Glusafe之銷售已趨飽和。健亞另一種每日一次的抗糖尿病劑Diabetrol SR在市場得到肯定，由於多家醫療中心已開始採用Diabetrol SR作處方，預期二零零六年之銷售會呈大幅增長。

開發新藥物方面，健亞已與政府研究機構工研院ITRI合作展開兩個項目，一為抗痛風項目，另一為防嘔吐項目。待該兩種產品達到臨床實驗階段，健亞之產品陣容將更為強大。

於二零零六年五月，健亞及弘如洋生技股份有限公司(「弘如洋」)(股票編號3266)共同宣佈一項合併計劃，將以健亞1.7股股份交換弘如洋1股新發行的股份。合併後，健亞現時的股東將會持有合併公司約66%之股權。這項合併計劃已於二零零六年六月獲得兩家公司的股東批准，但仍有待台灣證券櫃檯買賣中心批准，方可作實。

弘如洋是台灣主要藥品行銷通路商及健亞的長期合作伙伴。健亞董事會相信，是次合併將透過結合弘如洋的行銷優勢及健亞的研發能力帶來協同效益，使合併公司在台灣製藥市場更具競爭力。

關連交易

二零零五年四月二十八日，本公司與一名主要股東所控制之公司Hollywood Palace Company Limited訂立一份租賃協議，繼續租用九龍尖沙咀東部麼地道77號華懋廣場15樓1502及1521室，新租賃期由二零零五年五月一日起計為期兩年，月租為145,620港元，並於租賃期內享有四個月免租期。

審核委員會

本公司根據上市規則之規定成立審核委員會，負責審閱及監察本集團之財務申報過程及內部監控。審核委員會由本公司一名非執行董事及三名獨立非執行董事組成。審核委員會已審閱截至二零零六年六月三十日止六個月之中期財務報告。

薪酬委員會

本公司根據上市規則之規定成立薪酬委員會，薪酬委員會由兩名獨立非執行董事趙世曾博士及Ian Grant ROBINSON先生及一名執行董事梁榮江先生組成。

董事於股份之權益

於二零零六年六月三十日，本公司一名董事於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份中擁有須記入本公司根據證券及期貨條例第352條存置之登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯合交易所有限公司（「聯交所」）之權益如下：

於本公司每股面值0.01港元普通股之好倉：

董事姓名	通過受控制公司持有之股份數目	佔本公司已發行股本百分比
梁榮江先生	200,000	0.012%

除上述披露者外，於二零零六年六月三十日，概無董事於本公司或其任何相聯法團之股份、相關股份或債券中擁有任何根據證券及期貨條例第352條須作登記，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉。

購股權計劃

為符合上市規則第17章(經修訂),及提供本公司一項具彈性方法,就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞,於二零零二年六月十四日舉行之本公司股東特別大會上,本公司股東已正式批准終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」),並採納一項新購股權計劃(「新計劃」)。新計劃之主要條款概要載於二零零二年五月二十八日向股東寄發之通函內。所有新購股權須根據新計劃之條款及條件授出。概無購股權根據新計劃授出。

所有根據舊計劃授出之尚未行使購股權仍然有效,並可根據舊計劃之條文行使。

於二零零六年六月三十日尚未行使之購股權詳情如下:

	期初尚未行使之購股權數目	於本期內失效之購股權數目	期終尚未行使之購股權數目	授出日期	行使購股權之每股價格
根據舊計劃授出:					
僱員	336,000	12,000	324,000	一九九九年十二月一日至二零零零年八月一日	0.63港元至1.804港元

根據舊計劃授出之購股權於二零零七年十二月二十九日前可予行使。

除上文所披露者外,任何董事或其配偶或未成年子女概無於本期間任何時間獲授予可藉購買本公司股份或債券而獲益之權利,亦無行使任何該等權利。本公司或其任何附屬公司亦無參與任何安排,致使董事可取得任何其他法人團體之該等權利。

主要股東於股份之權益

於二零零六年六月三十日,載於本公司根據證券及期貨條例第336條所規定存置之登記冊內,擁有本公司已發行股本5%或以上之權益之人士如下:

於本公司每股面值0.01港元普通股之好倉:

名稱	直接權益	間接權益	所持有股數	佔本公司已發行股本百分比
Diamond Leaf Limited	162,216,503	—	162,216,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
龔如心女士 *(附註)*	—	570,974,145	570,974,145	34.6%

附註: 龔如心女士名下所披露之權益為因彼於Diamond Leaf Limited及Solution Bridge Limited所持有之權益,而被視為龔如心女士於本公司股份所持有之權益。

除以上所披露者外,於二零零六年六月三十日,概無任何人士根據證券及期貨條例第336條所規定登記擁有本公司股份。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於截至二零零六年六月三十日止六個月內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

概無本公司之董事知悉任何資料，足以合理地顯示本公司於截至二零零六年六月三十日止六個月任何期間內，未有遵守上市規則附錄14內所載之企業管治常規守則(「企業管治守則」)之守則條文，惟偏離根據企業管治守則之守則條文第A.4.1及A.4.2條有關董事服務任期及輪值告退之規定。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。本公司之現任非執行董事及獨立非執行董事均不是以特定任期委任。然而所有非執行董事及獨立非執行董事均須按本公司之章程細則之規定輪值告退。

根據企業管治守則之守則條文第A.4.2條規定，所有獲委任以填補臨時空缺之董事須在其獲委任後之第一次股東大會上由股東投選，以及每位董事，包括以特定任期委任者，須至少每三年輪值告退一次。為了遵守企業管治守則之守則條文第A.4.2條，本公司章程細則之有關修改已於二零零六年六月二日舉行之股東週年大會上獲股東動議及通過，此後企業管治守則之守則條文第A.4.2條已獲全面遵守。

董事進行證券交易之標準守則

本公司已一直採納上市規則附錄10所載之上市公司董事進行證券交易之標準守則(「標準守則」)作為本公司董事買賣本公司證券之操守守則。根據向全體董事作出之具體查詢，全體董事確認於截至二零零六年六月三十日止六個月內，已一直遵守標準守則所載之規定標準。

董事會

於本報告日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；本公司非執行董事為劉偉檳先生；而本公司獨立非執行董事為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

香港，二零零六年九月二十日